PROSPECTUS SUPPLEMENT NO. 2

       Registration No. 333-125710

(To Prospectus Dated June 21, 2006)

                                       Filed Pursuant to Rule 424(b)(3)

_____________________________________

BROADCAST INTERNATIONAL, INC.

4,534,772 Shares of Common Stock

_____________________________________

This prospectus supplement relates to the resale of up to 4,534,772 shares of our common stock owned by the selling shareholders, including:

•

up to 1,668,106 shares of our common stock outstanding and owned beneficially and of record on the date hereof by the selling shareholders; and

•

up to 1,666,666 shares of our common stock upon conversion of outstanding senior secured convertible notes and up to 1,200,000 shares upon exercise of related warrants.

THIS INVESTMENT INVOLVES SIGNIFICANT RISKS.  SEE “RISK FACTORS” BEGINNING ON PAGE 5 OF THE PROSPECTUS TO READ ABOUT FACTORS YOU SHOULD CONSIDER BEFORE BUYING OUR SECURITIES.

We will not receive any proceeds from the resale of the shares of common stock by the selling shareholders.  We also will not receive any proceeds from the conversion of the outstanding senior secured convertible notes.  We will, however, receive proceeds from the exercise of the outstanding warrants.  If all of the warrants are exercised in full, we will issue an aggregate of 1,200,000 shares of our common stock, and we will receive aggregate proceeds of $1,800,000.  See “Use of Proceeds” in the prospectus.

Our common stock is currently traded on the OTC Bulletin Board under the symbol “BCST.”  On August 25, 2006, the closing sale price of our common stock was $1.82 per share.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS, INCLUDING PRIOR PROSPECTUS SUPPLEMENT(S).  ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

You should read this prospectus supplement in conjunction with the prospectus dated June 21, 2006 and prospectus supplement no. 1 dated August 28, 2006.  This prospectus supplement is qualified in its entirety by reference to the prospectus and prior prospectus supplement, except to the extent that the information in this prospectus supplement supersedes the information contained in the prospectus and prior prospectus supplement.  The prospectus, including any prior prospectus supplement(s), is to be delivered with this prospectus supplement.

_____________________________________

The date of this prospectus supplement is August 29, 2006.

You should rely only on the information contained in this prospectus supplement and the prospectus, including the prior prospectus supplement, or to which we have referred you.  We have not authorized anyone to provide you with information different from that contained or referred to in this prospectus supplement or the prospectus, including any prior prospectus supplement(s).  This prospectus supplement and the prospectus, including any prior prospectus supplement(s), do not constitute an offer of these securities in any jurisdiction where an offer and sale is not permitted.  The information contained in this prospectus supplement is accurate only as of the date of this prospectus supplement, regardless of the time of delivery of this prospectus supplement or any sale of our common stock.

References in this prospectus supplement to "we," "our," "us" and “Broadcast International” refer to Broadcast International, Inc. and our consolidated subsidiaries.  Information contained in our website does not constitute part of this prospectus supplement or the prospectus.

The prospectus, including any prior prospectus supplement(s), is hereby amended and supplemented to include the following information:

Current Report on Form 8-K dated August 15, 2006, as filed with the Securities and Exchange Commission on August 22, 2006, a copy of which follows on the next page hereof.

[The remainder of this page intentionally left blank.]

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of report (date of earliest event reported):  August 15, 2006

BROADCAST INTERNATIONAL, INC.

(Exact name of registrant as specified in its charter)

Utah

0-13316

87-0395567

(State or other jurisdiction of

(Commission

(IRS Employer

incorporation or organization)

File No.)

Identification No.)

7050 Union Park Avenue, Suite 600, Salt Lake City, UT 84047

(Address of principal executive offices, including zip code)

(801) 562-2252

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

BROADCAST INTERNATIONAL, INC.

FORM 8-K

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Current Report on Form 8-K may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  Any statements about our expectations, beliefs, plans, objectives, assumptions or future events or performance are not historical facts and may be forward-looking.  These statements are often, but not always, made through the use of words or phrases such as "anticipate," "estimate," "plan," "project," "continuing," "ongoing," "expect," "management believes," "we believe," "we intend" and similar words or phrases.  Accordingly, these statements involve estimates, assumptions and uncertainties that could cause actual results to differ materially from those expressed in them.  Any forward-looking statements are qualified in their entirety by reference to the risk factors contained in the Registrant’s annual and quarterly reports filed with the Securities and Exchange Commission.

SECTION 1.  REGISTRANT’S BUSINESS AND OPERATIONS

Item 1.01  Entry into a Material Definitive Agreement.

On August 15, 2006, Broadcast International, Inc. (the “Registrant”) entered into various material agreements with certain foreign corporations related to the acquisition of investment capital and licensing of technology.  These agreements are identified and summarized below, all of which were simultaneously closed on August 15, 2006.  The following summary of such agreements is not necessarily complete and is qualified in its entirety by reference to the complete text of such agreements, including any attachments thereto, all of which agreements have been filed by the Registrant with the Securities and Exchange Commission as exhibits to this Current Report on Form 8-K.

The Registrant entered into a Stock Purchase Agreement with Yang Lan Studio Ltd. (“YLS”), a Hong Kong corporation, dated August 15, 2006, providing for the sale of 666,667 restricted shares of the Registrant’s common stock to YLS at a purchase price of $1.50 per share for a total consideration of $1,000,000.  Pursuant to the Stock Purchase Agreement, the Registrant also issued warrants to YLS, including four classes of warrants (A Warrants, B Warrants, C Warrants and D Warrants), which give YLS the right to purchase an additional 5,500,000 shares of the Registrant’s common stock as described below.  The A and B Warrants expire one year after the effective date of a registration statement to be filed under the Securities Act of 1933, as amended (the “Securities Act”), to register the subsequent sale of shares received from exercise of the A and B Warrants. The C Warrants and D Warrants expire eighteen months and twenty four months, respectively, after the effective date of the registration statement.   The A Warrants grant YLS the right to purchase up to 750,000 shares of common stock at an exercise price of $1.60 per share, the B Warrants grant YLS the right to purchase up to 750,000 shares of common stock at an exercise price of $1.75 per share, the C Warrants grant YLS the right to purchase up to 2,000,000 shares of common stock at an exercise price of $2.10 per share, and the D Warrants grant YLS the right to purchase up to 2,000,000 shares of common stock at an exercise price of $3.00 per share.

The Stock Purchase Agreement contains certain covenants and provisions that may have an effect on the future ability of the Registrant to raise additional capital and to conduct its business operations.  The principal covenants and provisions are:

(i)

     The Registrant shall increase its authorized capital to accommodate the potential issuance of stock pursuant to the warrants.

(ii)

     At such time as the Registrant has received at least $10 million in proceeds from the exercise of the warrants, the Registrant shall retire its convertible debt if not converted at such time.

(iii)

     At such time as the Registrant has received at least $10 million in proceeds from the exercise of the warrants, for a period of three years thereafter, the Registrant will not issue any convertible debt.

(iv)

     At such time as the Registrant has received at least $10 million in proceeds from the exercise of the warrants, the Registrant shall cancel any “reset features” related to any shares outstanding that could result in additional shares being issued.  In addition, for a period of three years, the Registrant shall not issue any new instruments, which may result in the issuance of additional common stock, if such new instruments have “reset features” causing more shares to be issued if the Registrant were to sell equity at prices less than the instruments conversion price.

(v)

     The Registrant will not, for a period of three years, borrow funds in amounts greater than three times the Registrant’s EBITDA.

(vi)

     The Registrant shall maintain a majority of qualified independent directors, as defined by the NASD, and the Registrant’s Audit and Compensation Committees of the Board shall include a majority of independent directors.

(vii)

     YLS shall have a right of first refusal to participate in any future funding by the Registrant on a pro rata basis.

(viii)

     At such time as the Registrant has received at least $10 million in proceeds from the exercise of the warrants, YLS is entitled to certain “price protection” anti-dilution rights and the Registrant may not effect any subsequent financing involving a “variable rate transaction” or an “MFN (Most Favored Nations) transaction” as such terms are defined in the Stock Purchase Agreement.

(ix)

     The Registrant must retain Telperion Business Consultants as one of its investor relations firms for compensation of no less than $10,000 per month.

In connection with the Stock Purchase Agreement, the Registrant paid a $100,000 finder’s fee to Telperion Holdings LTD, based in the Cayman Islands.

The common stock issued and the warrants granted pursuant to the Stock Purchase Agreement are subject to the terms and conditions of a Registration Rights Agreement dated contemporaneously with the Stock Purchase Agreement, pursuant to which the Registrant is obligated to register with the Securities and Exchange Commission the resale of the shares of common stock issued as well as the subsequent sale of shares issuable upon exercise of the warrants pursuant to the Securities Act.  The Registrant is required to file a registration statement within thirty days of closing and have completed the registration process within six months of the date of the Registration Rights Agreement.  If either condition is not satisfied, the Registrant will be obligated to pay a penalty by issuing 657 shares of its common stock per day to YLS for every day the Registrant is in violation of either condition, up to a maximum of 500,000 shares.

The Registrant entered into a Stock Exchange Agreement with Sun Media Investment Holdings Ltd., a British Virgin Islands corporation (“Sun Media”), dated August 15, 2006, pursuant to which the Registrant issued 3,000,000 restricted shares of its common stock to Sun Media in exchange for 1,515,544 restricted shares of common stock of Sun New Media, Inc., a Minnesota corporation traded on the OTCBB.  The Stock Exchange Agreement also contains a covenant on the part of the Registrant to cause the appointment of Mr. Bruno Wu to the Registrant’s Board of Directors.  Mr. Wu is a principal and controlling shareholder of Sun Media and the Chairman of the Board of Sun New Media, Inc.  Both the

Registrant and Sun Media have each agreed, pursuant to lock up agreements executed as part of the transaction, not to sell the shares of stock received in the transaction before January 1, 2008.

The Registrant entered into a Technology License Agreement with YLS, dated August 15, 2006, pursuant to which the Registrant received a fully paid, perpetual, non-exclusive, world wide license to use and distribute certain flash based e-publishing reader technology.  In exchange for the license, the Registrant issued 4,000,000 restricted shares of its common stock to YLS.

The Registrant entered into a Technology License Agreement with Broadvision Global, Ltd., a British Virgin Islands corporation (“BGL”), dated August 15, 2006, pursuant to which the Registrant received a fully paid, perpetual, exclusive, world wide license (except for PR China) to use and distribute certain IPTV platform technology developed and licensed to BGL by Beijing Broadvision Information Technologies, Ltd. (“BBIT”).  In exchange for the license, the Registrant issued 1,000,000 restricted shares of its common stock to each of YLS and BBIT.

Item 3.02  Sales of Unregistered Securities

Pursuant to the above-described transactions, the Registrant issued to YLS, a foreign corporation, (i) 666,667 shares of its common stock and warrants to purchase 5,500,000 shares of its common stock in consideration of $1,000,000 and (ii) 4,000,000 shares of its common stock in exchange for the license to use and distribute certain flash based e-publishing reader technology.  The Registrant valued the technology license based upon the then prevailing fair market price of the common stock.  YLS is an accredited investor and was fully informed regarding its investment.  In the transactions, the Registrant relied on the exemption from registration under Regulation S promulgated under the Securities Act.

As described above, the Registrant issued 3,000,000 shares of its common stock to Sun Media, a foreign corporation, in exchange for 1,515,544 shares of Sun New Media, Inc. shares of common stock.  The Registrant valued the shares received based upon the then prevailing fair market price of the common stock.  Sun Media is an accredited investor and was fully informed regarding its investment.  In the transaction, the Registrant relied on the exemption from registration under Regulation S promulgated under the Securities Act.

As described above, the Registrant issued an aggregate of 2,000,000 shares of its common stock to YLS and BBIT, foreign corporations, in exchange for the license to use and distribute certain IPTV platform technology.  The Registrant valued the technology license based upon the then prevailing fair market price of the common stock.  YLS and BBIT are accredited investors and were fully informed regarding their investment.  In the transaction, the Registrant relied on the exemption from registration under Regulation S promulgated under the Securities Act..

On July 25, 2006, the Registrant issued a total of 75,000 shares of common stock to two individuals as compensation for consulting services to be performed for the Registrant.  The Registrant valued the services based upon the then prevailing fair market price of the common stock.  The individuals are accredited investors and were fully informed regarding their investment.  In the transaction, the Registrant relied on the exemptions from registration under the Securities Act set forth in Section 4(2) and Section 4(6) thereof.

ITEM 5.02(d) Appointment of Directors

On August 15, 2006, the Registrant’s Board of Directors unanimously voted to appoint Mr. Bruno Wu to the Board of Directors and to accept the resignation of Mr. Reed L. Benson from the Board of Directors.  Mr. Benson, a Board member since October, 2003, resigned from the Board to allow the

Board to appoint Mr. Wu pursuant to the Stock Exchange Agreement as described in Item 1.01 above.  Mr. Wu is a principal officer and controlling shareholder of Sun Media, with which the Registrant entered into the Stock Exchange Agreement.  Mr. Wu is also Chairman of the Board of Sun New Media Inc., a public company.  Mr. Benson continues as an officer and employee of the Registrant in his capacity of vice president, secretary and general counsel.

Except as described above, Mr. Wu does not have any understandings or relationships with third parties pursuant to which he was appointed to the Board nor has he had any prior relationship or transactions with the Registrant.

SECTION 9.   FINANCIAL STATEMENTS AND EXHIBITS

Item 9.01  Financial Statements and Exhibits

(c)

Exhibits:

10.1-

Stock Purchase Agreement dated August 15, 2006 between the Registrant and Yang Lan Studio Ltd.

10.2-

A Warrant dated August 15, 2006 issued to Yang Lan Studio Ltd.

10.3-

B Warrant dated August 15, 2006 issued to Yang Lan Studio Ltd.

10.4-

C Warrant dated August 15, 2006  issued to Yang Lan Studio Ltd.

10.5-

D Warrant dated August 15, 2006 issued to Yang Lan Studio Ltd.

10.6-

Registration Rights Agreement dated August 15, 2006 between the Registrant and Yang Lan Studio Ltd.

10.7-

Escrow Agreement dated August 15, 2006 among the Registrant, Yang Lan Studio Ltd. and DLA Piper Rudnick Gray Cary US, LLP

10.8-

Stock Exchange Agreement dated August 15, 2006 between the Registrant and Sun Media Investment Holdings Ltd.

10.9-

Technology License Agreement- e-publishing technology dated August 15, 2006 between the Registrant and Yang Lan Studio Ltd.

10.10-

Technology License Agreement- IPTV platform technology dated August 15, 2006 between the Registrant and Broadvision Global, Ltd.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  August 21, 2006.

BROADCAST INTERNATIONAL, INC.

a Utah corporation

By:   /s/ Rodney M. Tiede

Name:

Rodney M. Tiede

Title:

President and Chief Executive Officer